                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the

                        Securities Exchange Act of 1934

                  For the Fiscal Year Ended December 31, 1993

                        Commission File Number 33-53222


A.   Full title of the Plan and address of the Plan, if different from that of the issuer named below:


            JOHN V. CARR & SON, INC. EMPLOYEES' PROFIT SHARING PLAN


B.   Name of issuer of securities held pursuant to the Plan and address of its principal executive office:


                             COMERICA INCORPORATED

                               Comerica Tower at

                               One Detroit Center

                              500 Woodward Avenue

                            Detroit, Michigan 48226

          INFORMATION FURNISHED WITH RESPECT TO THE PLAN


The following financial statements, notes to financial statements and consent are included in this Report:

     1.   Financial statements for the Plan consisting of:

          A.   Report of Independent Auditors.

          B.   Statement of Assets, Liabilities and Participants'

               Equity as of December 31, 1993 and as of December 31, 1992.

          C.   Statement of Changes in Participants' Equity for

               the years ending December 31, 1993 and December 31, 1992.

          D.   Notes to Financial Statements.

          E.   Consent of Independent Auditors.

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this

Annual Report to be signed by the undersigned thereunto duly authorized.


                                        John V. Carr & Son, Inc.
                                        Employees' Profit Sharing  Plan



                                        By:/s/ JOHN P. SHERIDAN
                                           -----------------------
                                               John P. Sheridan
                                               Vice President
                                               Comerica Incorporated

Dated:  March 25, 1994

                                     INDEX


Name of Document

1. John V. Carr & Son, Inc.,

   Employees' Profit Sharing Plan

   Financial Statements and Schedules for Years

   Ending December 31, 1993 and December 31, 1992

   (Including Report of Independent Auditors).


2. Consent of Ernst and Young.

                                    Financial Statements and Schedules

                                    John V. Carr & Son, Inc.
                                    Employees' Profit Sharing Plan

                                    Years ended December 31, 1993 and 1992
                                    with Report of Independent Auditors






                             [ERNST & YOUNG LOGO]

                        Report of Independent Auditors



Employee Benefits Committee
Comerica Incorporated


We have audited the accompanying statements of assets, liabilities and participants' equity of John V. Carr & Son, Inc. Employees' Profit Sharing Plan as of December 31, 1993 and 1992, and the related statements of changes in participants' equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities and participants' equity of the Plan at December 31, 1993 and 1992, and the changes in such participant's equity for the years then ended, in conformity with generally accepted accounting principles.






March 8, 1994

           John V. Carr & Son, Inc. Employees' Profit Sharing Plan

          Statement of Assets, Liabilities and Participants' Equity

                              December 31, 1993



                                                 GUARANTEED                                     AMBASSADOR
                                                 INVESTMENT                   AMBASSADOR       INTERMEDIATE          LIFE
                                                  CONTRACT       GROWTH         INDEX             BOND             INSURANCE
                                                    FUND          FUND          FUND              FUND               FUND
- ------------------------------------------------------------------------------------------------------------------------------
ASSETS
  Investments, at fair value (Note 3):
    Ambassador Money Market Fund                 $1,272,179   $    5,175      $  1,888         $    1,380
    Comerica Guaranteed Investment
       Contract Fund                              3,851,185
    Ambassador Intermediate Bond Fund                                                             166,662
    Ambassador Growth Fund                                         9,821
    Ambassador Index Fund                                                      444,573
    Ambassador Core Growth Fund                                2,682,322
    Comerica Incorporated common stock
- ------------------------------------------------------------------------------------------------------------------------------
                                                  5,123,364    2,697,318       446,461            168,042

Cash (overdraft) and accrued income                 (19,998)       6,258        17,020             15,708
Cash value of life insurance policies                                                                              $465,488
Employer contribution receivable                    228,968      121,387        20,711              8,629
Participant loans receivable
Interfund receivable (payable)                       18,459       14,732         5,100              3,858
- ------------------------------------------------------------------------------------------------------------------------------
Total assets                                     $5,350,793   $2,839,695      $489,292           $196,237          $465,488
- ------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND PARTICIPANTS' EQUITY
    Liabilities:
       Accounts payable--unsettled trades
    Partcipants' equity                          $5,350,793   $2,839,695      $489,292           $196,237          $465,488
- ------------------------------------------------------------------------------------------------------------------------------
Total liabilities and participants' equity       $5,350,793   $2,839,695      $489,292           $196,237          $465,488
- ------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------
                                                COMERICA     AMBASSADOR     CASH
                                              INCORPORATED     MONEY         AND
                                                  STOCK        MARKET       LOAN
                                                  FUND          FUND        FUND            TOTAL
- ----------------------------------------------------------------------------------------------------------------
ASSETS
  Investments, at fair value (Note 3):
    Ambassador Money Market Fund                            $2,511,795   $   44,993         $ 3,837,410
    Comerica Guaranteed Investment
       Contract Fund                                                                          3,851,185
    Ambassador Intermediate Bond Fund                                                           166,662
    Ambassador Growth Fund                                                                        9,821
    Ambassador Index Fund                                                                       444,573
    Ambassador Core Growth Fund                                                               2,682,322
    Comerica Incorporated common stock         $1,785,286                                     1,785,286
- -------------------------------------------------------------------------------------------------------
                                                1,785,286    2,511,795       44,993          12,777,259

Cash (overdraft) and accrued income                43,939       10,141       30,435             103,503
Cash value of life insurance policies                                                           465,488
Employer contribution receivable                   82,843      112,758                          575,296
Participant loans receivable                                                962,544             962,544
Interfund receivable (payable)                     23,041       10,239      (75,429)                  -
- -------------------------------------------------------------------------------------------------------
Total assets                                   $1,935,109   $2,644,933     $962,543         $14,884,090
- -------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------

LIABILITIES AND PARTICIPANTS' EQUITY
    Liabilities:
       Accounts payable--unsettled trades      $   31,036                                   $    31,036
    Partcipants' equity                         1,904,073   $2,644,933     $962,543          14,853,054
- -------------------------------------------------------------------------------------------------------
Total liabilities and participants' equity     $1,935,109   $2,644,933     $962,543         $14,884,090
- -------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------

See accompanying notes.

                                      John V. Carr & Son, Inc. Employees' Profit Sharing Plan

                                     Statement of Assets, Liabilities and Participants' Equity

                                                         December 31, 1992

                                                                  GUARANTEED                            RETAIL
                                              FIXED               INVESTMENT   SHORT-TERM      LIFE    SAVINGS
                                             INCOME    EQUITY      CONTRACT    GOVERNMENT    INSURANCE   PLAN
                                              FUND      FUND         FUND         FUND         FUND      FUND
                                           ----------------------------------------------------------------------
ASSETS
   Investments, at fair value (Note 3):
      Collective investment funds           $122,574  $3,013,771   $4,752,459  $2,515,406        $590    $16,569
      Insurance contracts                                           1,359,026
      Money Market Account                                                                                10,684
      Comerica Incorporated
        common stock
                                           ----------------------------------------------------------------------
                                             122,574   3,013,771    6,111,485   2,515,406         590     27,253

Cash (overdraft) and accrued income              271     (72,077)      72,611       7,555           1         40
Cash value of life insurance policies                                                         430,498
Employer contribution receivable                         163,821      342,534     141,481
Participant loans receivable
Interfund receivable (payable)                 5,837      (3,196)       2,777      36,458        (591)       (84)
                                           ----------------------------------------------------------------------
Total assets                                $128,682  $3,102,319   $6,529,407  $2,700,900    $430,498    $27,209
                                           ----------------------------------------------------------------------
                                           ----------------------------------------------------------------------

LIABILITIES AND PARTICIPANTS' EQUITY
   Liabilities:
      Accounts payable-unsettled
        trades
   Participants' equity                     $128,682  $3,102,319   $6,529,407  $2,700,900    $430,498    $27,209
                                           ----------------------------------------------------------------------
Total liabilities and participants' equity  $128,682  $3,102,319   $6,529,407  $2,700,900    $430,498    $27,209
                                           ----------------------------------------------------------------------
                                           ----------------------------------------------------------------------

                                                      COMERICA
                                                    INCORPORATED      500
                                            LOAN       STOCK         INDEX
                                            FUND        FUND          FUND          TOTAL
                                           -----------------------------------------------
ASSETS
   Investments, at fair value (Note 3):
      Collective investment funds                     $  371,327   $424,630    $11,217,326
      Insurance contracts                                                        1,359,026
      Money Market Account                                                          10,684
      Comerica Incorporated
        common stock                                   1,804,480                 1,804,480
                                           -----------------------------------------------
                                                       2,175,807    424,630     14,391,516

Cash (overdraft) and accrued income         $ 52,712       7,580         65         68,758
Cash value of life insurance policies                                              430,498
Employer contribution receivable                          96,803                   744,639
Participant loans receivable                 705,117                               705,117
Interfund receivable (payable)               (52,712)      3,270      8,241              -
                                           -----------------------------------------------
Total assets                                $705,117  $2,283,460   $432,936    $16,340,528
                                           -----------------------------------------------
                                           -----------------------------------------------

LIABILITIES AND PARTICIPANTS' EQUITY
   Liabilities:
      Accounts payable-unsettled
        trades                                        $  384,716               $   384,716
   Participants' equity                     $705,117   1,898,744   $432,936     15,955,812
                                           -----------------------------------------------
Total liabilities and participants' equity  $705,117  $2,283,460   $432,936    $16,340,528
                                           -----------------------------------------------
                                           -----------------------------------------------

See accompanying notes.

           John V. Carr & Son, Inc. Employees' Profit Sharing Plan

                 Statement of Changes In Participants' Equity

                         Year ended December 31, 1993

                                          GUARANTEED                             AMBASSADOR                 COMERICA    AMBASSADOR
                                          INVESTMENT               AMBASSADOR   INTERMEDIATE       LIFE    INCORPORATED    MONEY
                                           CONTRACT      GROWTH      INDEX          BOND        INSURANCE     STOCK       MARKET
                                             FUND         FUND        FUND          FUND           FUND        FUND        FUND
                                         -------------------------------------------------------------------------------------------
Additions:
  Employer contributions                  $   82,562   $  104,314   $ 71,289    $ 45,733                   $  171,132   $   94,978
  Employee voluntary contributions            58,972       88,116     51,408      29,433                      125,788       32,406
  Interest and dividend income               393,952       53,316     31,324      14,329                       81,002       79,734
  Net increase in cash surrender
     value of life insurance, net
     of premiums of $  49,846                                                                 $ 34,990
                                         -------------------------------------------------------------------------------------------
                                             535,486      245,746    154,021      89,495        34,990        377,922      207,118
Deductions:
  Distributions to participants            1,291,678      382,993    172,770      66,710                      137,989      212,175
  Realized and unrealized gain (loss)
    on investments                                 -      (96,555)    19,574       1,162                     (328,693)
                                         -------------------------------------------------------------------------------------------
                                            (756,192)    (233,802)       825      23,947        34,990        (88,760)      (5,057)
Net transfers between funds                 (422,422)   3,073,497    488,467     172,290                       94,089    2,649,990
                                         -------------------------------------------------------------------------------------------
Net increase (decrease)                   (1,178,614)   2,839,695    489,292     196,237        34,990          5,329    2,644,933
Participants' equity at January 1, 1993    6,529,407            -          -           -       430,498      1,898,744            -
                                         -------------------------------------------------------------------------------------------
Participants' equity at
   December 31, 1993                      $5,350,793   $2,839,695   $489,292    $196,237      $465,488     $1,904,073   $2,644,933
                                         -------------------------------------------------------------------------------------------
                                         -------------------------------------------------------------------------------------------

                                              CASH                                             RETAIL
                                               AND         FIXED                  SHORT-TERM  SAVINGS    500
                                              LOAN        INCOME      EQUITY      GOVERNMENT   PLAN     INDEX
                                              FUND         FUND        FUND           FUND     FUND      FUND             TOTAL
                                         -----------------------------------------------------------------------------------------
Additions:
  Employer contributions                                                                                             $   570,008
  Employee voluntary contributions                                                                                       386,123
  Interest and dividend income                                                                                           653,657
  Net increase in cash surrender
     value of life insurance, net
     of premiums of $                                                                                                     34,990
                                         -----------------------------------------------------------------------------------------
                                                                                                                       1,644,778
Deductions:
  Distributions to participants           $ 78,709                                                                     2,343,024
  Realized and unrealized gain (loss)
    on investments                                                                                                      (404,512)
                                         -----------------------------------------------------------------------------------------
                                           (78,709)                                                                   (1,102,758)
Net transfers between funds                336,135     $(128,682)   $(3,102,319) $(2,700,900) $(27,209) $(432,936)             -
                                         -----------------------------------------------------------------------------------------
Net increase (decrease)                    257,426      (128,682)    (3,102,319)  (2,700,900)  (27,209)  (432,936)    (1,102,758)
Participants' equity at January 1, 1993    705,117       128,682      3,102,319    2,700,900    27,209    432,936     15,955,812
                                         -----------------------------------------------------------------------------------------
Participants' equity at
   December 31, 1993                      $962,543     $       -    $         -  $         -  $      -  $       -    $14,853,054
                                         ----------------------------------------------------------------------------------------
                                         -----------------------------------------------------------------------------------------


See accompanying notes.

            John V. Carr & Son, Inc. Employees' Profit Sharing Plan

                 Statement of Changes In Participants' Equity

                         Year ended December 31, 1992

                                                                   GUARANTEED                                      RETAIL
                                             FIXED                 INVESTMENT       SHORT-TERM        LIFE         SAVINGS
                                            INCOME       EQUITY     CONTRACT        GOVERNMENT     INSURANCE        PLAN
                                             FUND         FUND        FUND             FUND           FUND          FUND
                                         ------------------------------------------------------------------------------------
Additions:
  Employer contributions                  $  1,605  $  167,916       $  309,194     $  107,200                    $    69
  Employee voluntary contributions          17,859      76,764           91,586         69,838                      7,406
  Interest and dividend income               3,931      76,576          563,581        115,336                        686
  Net increase in cash surrender
     value of life insurance, net
     of premiums of $44,819                                                                       $ 13,998
                                         ------------------------------------------------------------------------------------
                                            23,395     321,256          964,361        292,374      13,998          8,161
Deductions:
  Distributions to participants                673     154,654        1,289,334        171,597      33,888          1,260
Realized and unrealized gain
  on investments                               790      89,055
                                         ------------------------------------------------------------------------------------
                                            23,512     255,657         (324,973)       120,777     (19,890)         6,901
Net transfers between funds                105,170    (144,453)        (671,405)      (350,774)    (32,414)        20,308
                                         ------------------------------------------------------------------------------------
Net increase (decrease)                    128,682     111,204         (996,378)      (229,997)    (52,304)        27,209
Participants' equity at January 1, 1992          -   2,991,115        7,525,785      2,930,897     482,802              -
                                         ------------------------------------------------------------------------------------
Participants' equity at
   December 31, 1992                      $128,682  $3,102,319       $6,529,407     $2,700,900    $430,498        $27,209
                                         ------------------------------------------------------------------------------------
                                         ------------------------------------------------------------------------------------


                                           TRAVELERS
                                             GROUP                    COMERICA
                                            ANNUITY                 INCORPORATED    500
                                            CONTRACT       LOAN         STOCK      INDEX
                                              FUND         FUND         FUND        FUND         TOTAL
                                         -----------------------------------------------------------------
Additions:
  Employer contributions                                            $  123,858   $  6,078    $   715,920
  Employee voluntary contributions                                      41,794     31,049        336,296
  Interest and dividend income            $   1,212                     46,717      1,503        809,542
  Net increase in cash surrender
     value of life insurance, net
     of premiums of $44,819                                                                       13,998
                                         -----------------------------------------------------------------
                                              1,212                    212,369     38,630      1,875,756
Deductions:
  Distributions to participants              41,787    $ 28,301         87,529      1,926      1,810,949
Realized and unrealized gain
  on investments                                                       254,427      5,668        349,940
                                         -----------------------------------------------------------------
                                            (40,575)    (28,301)       379,267     42,372        414,747
Net transfers between funds                 (81,434)    133,501        630,937    390,564              -
                                         -----------------------------------------------------------------
Net increase (decrease)                    (122,009)    105,200      1,010,204    432,936        414,747
Participants' equity at January 1, 1992     122,009     599,917        888,540          -     15,541,065
                                         -----------------------------------------------------------------
Participants' equity at
   December 31, 1992                      $       -    $705,117     $1,898,744   $432,936    $15,955,812
                                         -----------------------------------------------------------------
                                         -----------------------------------------------------------------

See accompanying notes.

            John V. Carr & Son, Inc. Employees' Profit Sharing Plan

                 Statement of Changes In Participants' Equity

                         Year ended December 31, 1992

                                                                   GUARANTEED                                      RETAIL
                                             FIXED                 INVESTMENT       SHORT-TERM        LIFE         SAVINGS
                                            INCOME       EQUITY     CONTRACT        GOVERNMENT     INSURANCE        PLAN
                                             FUND         FUND        FUND             FUND           FUND          FUND
                                         ------------------------------------------------------------------------------------
Additions:
  Employer contributions                  $  1,605  $  167,916       $  309,194     $  107,200                    $    69
  Employee voluntary contributions          17,859      76,764           91,586         69,838                      7,406
  Interest and dividend income               3,931      76,576          563,581        115,336                        686
  Net increase in cash surrender
     value of life insurance, net
     of premiums of $44,819                                                                       $ 13,998
                                         ------------------------------------------------------------------------------------
                                            23,395     321,256          964,361        292,374      13,998          8,161
Deductions:
  Distributions to participants                673     154,654        1,289,334        171,597      33,888          1,260
Realized and unrealized gain
  on investments                               790      89,055
                                         ------------------------------------------------------------------------------------
                                            23,512     255,657         (324,973)       120,777     (19,890)         6,901
Net transfers between funds                105,170    (144,453)        (671,405)      (350,774)    (32,414)        20,308
                                         ------------------------------------------------------------------------------------
Net increase (decrease)                    128,682     111,204         (996,378)      (229,997)    (52,304)        27,209
Participants' equity at January 1, 1992          -   2,991,115        7,525,785      2,930,897     482,802              -
                                         ------------------------------------------------------------------------------------
Participants' equity at
   December 31, 1992                      $128,682  $3,102,319       $6,529,407     $2,700,900    $430,498        $27,209
                                         ------------------------------------------------------------------------------------
                                         ------------------------------------------------------------------------------------


                                           TRAVELERS
                                             GROUP                    COMERICA
                                            ANNUITY                 INCORPORATED    500
                                            CONTRACT       LOAN         STOCK      INDEX
                                              FUND         FUND         FUND        FUND         TOTAL
                                         -----------------------------------------------------------------
Additions:
  Employer contributions                                            $  123,858   $  6,078    $   715,920
  Employee voluntary contributions                                      41,794     31,049        336,296
  Interest and dividend income            $   1,212                     46,717      1,503        809,542
  Net increase in cash surrender
     value of life insurance, net
     of premiums of $44,819                                                                       13,998
                                         -----------------------------------------------------------------
                                              1,212                    212,369     38,630      1,875,756
Deductions:
  Distributions to participants              41,787    $ 28,301         87,529      1,926      1,810,949
Realized and unrealized gain
  on investments                                                       254,427      5,668        349,940
                                         -----------------------------------------------------------------
                                            (40,575)    (28,301)       379,267     42,372        414,747
Net transfers between funds                 (81,434)    133,501        630,937    390,564              -
                                         -----------------------------------------------------------------
Net increase (decrease)                    (122,009)    105,200      1,010,204    432,936        414,747
Participants' equity at January 1, 1992     122,009     599,917        888,540          -     15,541,065
                                         -----------------------------------------------------------------
Participants' equity at
   December 31, 1992                      $       -    $705,117     $1,898,744   $432,936    $15,955,812
                                         -----------------------------------------------------------------
                                         -----------------------------------------------------------------

See accompanying notes.

           John V. Carr & Son, Inc. Employees' Profit Sharing Plan

                        Notes To Financial Statements

                              December 31, 1993


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The fair values of the participation units owned by the Plan in the collective investment and Ambassador mutual funds are based on quoted redemption values on the last business day of the plan year.

The insurance contracts are valued at contract value as determined by the insurance companies. Contract value represents contributions made under the contract, net of transfers by participants from or to other funds within the Plan, plus interest at the contract rate, less funds used to pay benefits.

The investment in Comerica Incorporated (parent Company of Comerica Bank) common stock is valued at the last reported sales price on the last business day of the plan year as traded on a national securities exchange.

The realized gain or loss on sale of investment is the difference between the proceeds received and the cost of the specfic investment sold. Such amounts are different than the related amounts reported on Form 5500 which are computed as the difference between the proceeds received and the fair value at the beginning of the year as prescribed by the Department of Labor regulations.

Expenses incurred in connection with the operation of the Plan are borne by John V. Carr & Son, Inc., a subsidiary of Comerica Bank.

2. DESCRIPTION OF THE PLAN

The Profit Sharing Plan is a defined contribution plan available to substantially all employees of John V. Carr & Son, Inc. and subsidiaries (the Company).

Employer contributions, at the discretion of the Board of Directors of the Company, are determined as a percentage of annual compensation of participants, not to exceed 15% of such compensation, and are limited to an amount which would not reduce the Company's net earnings for such year below 10% of stockholders' equity as of the beginning of such year.

Each active participant may elect to make voluntary contributions to the Plan in an amount up to 10% of compensation.

           John V. Carr & Son, Inc. Employees' Profit Sharing Plan

Each participant, who has attained age 21 and satisfied the participation requirements, has an account credited with the participant's contribution and an allocation of the Company's contribution and plan earnings. Allocations are based on participant earnings or account balances, as defined. Participant's are 100% vested in amounts allocated to their accounts at all times.

Information about the plan agreement, participants' investment alternatives and the vesting and benefit provisions is contained in the pamphlet "John V. Carr & Son, Inc. Employees' Profit Sharing Plan." Copies of this pamphlet are available from the Personnel office.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

3.      INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:



                                                                                 DECEMBER 31
                                                                             1993           1992
                                                                           ------------------------
Comerica Equity Fund E                                                     $        -     $3,013,771
Comerica Short-Term Government Fund,
  Series 2                                                                          -      2,419,662
Comerica Short-Term Investment Fund                                                 -      4,373,765
Comerica Incorporated--common stock                                         1,785,286      1,804,480
Protective Life Insurance Company Guaranteed
  Investment Contract                                                               -      1,359,026
Comerica Guaranteed Investment Contract Fund                                3,851,185      1,306,988
Ambassador Money Market Fund                                                3,837,410              -
Ambassador Core Growth Fund                                                 2,682,322              -

           John V. Carr & Son, Inc. Employees' Profit Sharing Plan

4.  TRANSACTIONS WITH PARTIES-IN-INTEREST

The following is a summary of transactions (at cost) with parties-in-interest:



                                        COMERICA                        COMERICA         RETAIL
                                         FIXED         COMERICA        SHORT-TERM       SAVINGS         COMERICA       GUARANTEED
                                        INCOME          EQUITY         INVESTMENT         PLAN         INCORPORATED    INVESTMENT
                                        FUND F          FUND E            FUNDS           FUND         COMMON STOCK   CONTRACT FUND
                                       --------------------------------------------------------------------------------------------
Balance at January 1, 1992             $    -         $2,180,109     $  4,448,772      $      -       $   396,655     $        2
Purchases in 1992                       49,260           306,374       12,381,614        30,684         2,193,675      1,552,472
Sales in 1992                           (4,436)         (323,784)     (10,036,959)      (20,000)       (1,346,523)      (245,486)
Distributions in 1992                                                                                      (5,666)
                                       --------------------------------------------------------------------------------------------
Balance at December 31, 1992            44,824         2,162,699        6,793,427        10,684         1,238,141      1,306,988
Purchases in 1993                                                       3,204,244                         484,684      3,806,637
Sales in 1993                          (44,824)       (2,162,699)      (9,997,671)      (10,684)         (117,159)    (1,262,440)
                                       --------------------------------------------------------------------------------------------
Balance at December 31, 1993                 -                 -                -             -       $ 1,605,666     $3,851,185
                                       --------------------------------------------------------------------------------------------
                                       --------------------------------------------------------------------------------------------


                                                      AMBASSADOR      AMBASSADOR                      AMBASSADOR
                                        COMERICA         MONEY           CORE         AMBASSADOR     INTERMEDIATE       AMBASSADOR
                                        500 INDEX       MARKET          GROWTH          INDEX            BOND             GROWTH
                                          FUND           FUND            FUND           FUND             FUND              FUND
                                       --------------------------------------------------------------------------------------------
Balance at January 1, 1992            $     -
Purchases in 1992                       88,761
Sales in 1992                          (34,743)
Distributions in 1992
                                       --------------------------------------------------------------------------------------------
Balance at December 31, 1992            54,018        $        -       $        -      $       -         $      -         $    -
Purchases in 1993                                      9,796,332        3,242,603       594,916           255,996          9,481
Sales in 1993                          (54,018)        5,958,922          492,690       166,387            60,056
                                       --------------------------------------------------------------------------------------------
Balance at December 31, 1993                 -        $3,837,410       $2,749,913      $428,529          $165,940         $9,481
                                       --------------------------------------------------------------------------------------------
                                       --------------------------------------------------------------------------------------------


Unrealized appreciation (depreciation) on these investments aggregated $(1,255,352) and $177,075 in 1993 and 1992, respectively. Gains realized from the sale of Fund units were $850,840 and $172,865 in 1993 and 1992, respectively.

5.  INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to taxation under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC in order to maintain its qualification. The Plan Sponsor is not aware of any course of action or series of events that would adversely affect the Plan's qualified status.

[LOGO OF ERNST & YOUNG]


                       Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statements listed below, of our reports on the consolidated financial statements of Comerica Incorporated and subsidiaries dated January 18, 1994, financial statements of Comerica Incorporated Preferred Savings Plan dated March 8, 1994 and financial statements of John V. Carr & Son, Inc. Employees' Profit-Sharing Trust dated March 8, 1994, all included in the Annual Report on Form 10-K of Comerica Incorporated for the year ended December 31, 1993:

        Registration Statement No. 33-42485 on Form S-8 dated August 29, 1991

        Registration Statement No. 33-45500 on Form S-8 dated February 11, 1992

        Registration Statement No. 33-49964 on Form S-8 dated July 23, 1992

        Resistration Statement No. 33-49966 on Form S-8 dated July 23, 1992

        Registration Statement No. 33-53220 on Form S-8 dated October 13, 1992

        Registration Statement No. 33-53222 on Form S-8 dated October 13, 1992




ERNST & YOUNG
Detroit, Michigan

March 28, 1994